SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this "**Agreement**"), dated as of June 10, 2012, is entered into by and between Fern S.a.r.l. (the "**Seller**") and AerCap Holdings N.V., a public limited liability company incorporated under the laws of the Netherlands (the "**Buyer**").

Section 1. *Purchase and Sale*. Subject to the representations and warranties set forth below and the terms and conditions set forth herein, at the Closing (as defined in Section 5 below), the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, five million (5,000,000) shares of common stock, par value .01 Euro, of the Buyer (the "**Contracted Shares**") for a purchase price of eleven United States Dollars and eighteen cents (USD$ 11.18) per share, or an aggregate purchase price of fifty five million and nine hundred thousand United States Dollars (USD$ 55,900,000) (the "**Purchase Price**").

Section 2. *Seller Representations and Warranties*. The Seller represents that it is the owner of the Contracted Shares, free of any encumbrances, including but not limited to any liens or other limitations on ownership. The Seller warrants that none of the Contracted Shares are subject to any option or other agreement to sell or otherwise transfer such Contracted Shares other than pursuant to this Agreement.

Section 3. *Seller Covenant*. The Seller covenants that, other than pursuant to this Agreement, it will not sell or otherwise transfer or contract to sell or provide any option or other right to purchase any of the Contracted Shares prior to the Closing.

Section 4. *Buyer Board of Director Approval*. The Buyer covenants to seek the approval of its board of directors for the transactions set forth in this Agreement (the "**Board Approval**") as soon as practicable, but in no event later than June 15, 2012.

Section 5. *Closing; Automatic Termination Date*. The closing of the purchase of Contracted Shares under this Agreement (the "**Closing**") shall occur as soon as the conditions to the Closing set forth below in this Section 5 have been satisfied. The Closing shall take place at the offices of the Buyer (at AerCap House, Stationsplein 965, 1117CE Schiphol, The Netherlands), or at such other time or on such other date or at such other place as the Seller and the Buyer may mutually agree in writing. This Agreement shall terminate if the conditions to the Closing have not been satisfied and the Closing has not occurred prior to June 23, 2012.

(i) The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to (a) the Buyer having obtained the Board Approval, (b) the accuracy of the representations and warranties of the Seller set forth above and (c) the Seller having delivered to the transfer agent for the Contracted Shares instructions and authorization to effect the book-entry transfer of the Contracted Shares from the Seller to the Buyer, free and clear of all encumbrances.

(ii) The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to (a) the Buyer having obtained the Board Approval and (b) the Buyer having delivered to the Seller cash in an amount equal to the Purchase Price by wire transfer of immediately available funds to an account or accounts designated by the Seller.

Section 6. <u>*Entire Agreement*</u>. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 7. <u>*Governing Law; Jurisdiction and Venue*</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York. Each of the Buyer and Seller submit to the jurisdiction of the Federal District Court of the Southern District of New York and agree that if such court has jurisdiction, all disputes with respect to this Agreement shall be heard in such court.

Section 8. <u>*Counterparts; Facsimile*</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Signature pages to this Agreement may be executed and delivered by facsimile and/or electronic transmission.

FERN S.A.R.L.



By: _____

Name: Manacor (Luxembourg) S.A.

Title: Manager

AERCAP HOLDINGS N.V.

By: _____

Name:

Title:

(ii) The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to (a) the Buyer having obtained the Board Approval and (b) the Buyer having delivered to the Seller cash in an amount equal to the Purchase Price by wire transfer of immediately available funds to an account or accounts designated by the Seller.

Section 6. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 7. *Governing Law; Jurisdiction and Venue*. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York. Each of the Buyer and Seller submit to the jurisdiction of the Federal District Court of the Southern District of New York and agree that if such court has jurisdiction, all disputes with respect to this Agreement shall be heard in such court.

Section 8. *Counterparts; Facsimile*. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Signature pages to this Agreement may be executed and delivered by facsimile and/or electronic transmission.

FERN S.A.R.L.

By: ______________________
Name:
Title:

AERCAP HOLDINGS N.V.

By: Aengus Kelly
Name: Aengus Kelly
Title: CEO

2